Exhibit 1

NEWS For Release: IMMEDIATE

Hadera Paper Ltd.
COMMENCES FULL TENDER OFFER FOR CASH FOR CARMEL CONTAINER SYSTEMS

Hadera, Israel, August 31, 2010 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper” or "HAP") announced that it is commencing a tender offer to purchase 186,704 ordinary shares of Carmel Container Systems Ltd. (Carmel) for $22.50 per share, in cash, less any required withholding taxes and without interest.

Carmel designs and manufactures paper-based packaging and related products. In October 1986, Carmel completed its initial public offering and listed its shares on Amex. Carmel’s Shares were traded on Amex under the symbol “KML” until their delisting in 2005.

As of August 31, 2010, HAP, holds 1,553,170 Carmel shares, representing approximately 89.3% of Carmel's issued and outstanding share capital and voting rights (calculated excluding shares held in treasury).

The initial period of the tender offer and withdrawal rights are scheduled to expire at 10:00 a.m., New York time, on October 4, 2010, unless the initial period is extended by HAP.

HAP’s undertaking to purchase all of the shares under the tender offer is conditioned upon the duly acceptance of at least 99,711 shares, constituting approximately 5.7% of Carmel’s issued and outstanding share capital and voting rights (excluding shares held in treasury).

If at least 99,711 Carmel shares are validly tendered and not withdrawn by shareholders in the tender offer, then under Israeli law, HAP would automatically acquire the entire number of shares subject to the tender offer, including all shares owned by non-tendering shareholders, and HAP would then own 100% of Carmel’s issued and outstanding share capital and voting rights (excluding shares held in treasury).

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase. The Offer to Purchase, as well as all other tender offer materials, will be made available without charge to all shareholders by contacting American Stock Transfer & Trust Company, the depository for the tender offer, at (718) 921-8317 or toll free (877) 248-6417.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any Carmel shares. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All holders of Carmel shares should read the tender offer materials because they contain important information about the tender offer. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

This press release may contain forward-looking statements that are subject to risks and uncertainties. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, general business conditions in the industry and political events. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il